Exhibit 99.1

Baozun Announces Proposed Offering of US$225 Million Convertible Senior Notes

SHANGHAI, CHINA, April 4, 2019 — Baozun Inc. (NASDAQ: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced the proposed offering (the “Notes Offering”) of up to US$225 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”), subject to market and other conditions. The Company intends to grant the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$50 million in principal amount of the Notes. The Company plans to use the net proceeds from the Notes Offering for working capital and other general corporate purposes, including repayment of outstanding indebtedness and potential future acquisitions.

The Notes will be convertible into the Company’s American Depositary Shares (“ADSs”), each currently representing three Class A ordinary shares of the Company, par value US$0.0001 per share, and will mature on May 1, 2024. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. It is contemplated that holders of the Notes may require the Company to repurchase all or part of their Notes in cash on May 1, 2022, or in the event of certain fundamental changes. The conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

Concurrently with the Notes Offering, the Company intends to enter into ADS lending agreements with affiliates of the initial purchasers in the Notes Offering (such affiliates being the “ADS Borrowers”), pursuant to which the Company will lend a certain number of ADSs (the “borrowed ADSs”) to the ADS Borrowers. The ADS Borrowers will offer the borrowed ADSs in a separate SEC-registered offering pursuant to a prospectus supplement and an accompanying base prospectus (the “ADS Offering”). The number of the borrowed ADSs to be sold by the ADS Borrowers or their affiliates concurrently with the Notes Offering (the “Initial Borrowed ADSs”) will depend on the portion of the investors in the Notes that desire to hedge their investment. It is currently expected that the short position established by the ADS Borrowers in selling the Initial Borrowed ADSs will be used to facilitate transactions by which such investors in the Notes may hedge their investment in the Notes. The ADS Borrowers may offer additional borrowed ADSs for sale on a delayed basis following the Notes Offering at market prices prevailing at the time of sale or at negotiated prices. We have been advised by the ADS Borrowers that they expect that, over the same period as their affiliates sell such additional borrowed ADSs, the ADS Borrowers or their affiliates may, in their discretion, purchase a comparable number of ADSs in the open market and use such ADSs to facilitate short sales and/or privately negotiated derivative transactions by investors in the Notes.  The activity described above could affect the market price of the Company’s ADSs or the Notes otherwise prevailing at that time.

The offering of the Initial Borrowed ADSs is conditioned on the closing of the Notes Offering. If the Notes Offering is not consummated, the ADS Offering will terminate and all borrowed ADSs (or ADSs fungible with borrowed ADSs) must be returned to the Company.

The Company will not receive any proceeds from the offering of the borrowed ADSs. The borrowed ADSs will not be considered outstanding for purposes of computing and reporting the Company’s earnings per ADS under current U.S. GAAP rules. The Company believes that the registered ADS borrow facility, as described above, would help achieve better terms of the Notes Offering for the Company.

The Notes will be offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs issuable upon conversion of the Notes and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

The Company has filed an automatic shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (“SEC”). The F-3 registration statement becomes effective upon filing as the Company is a “well-known seasoned issuer”. A prospectus supplement and the accompanying base prospectus describing the terms of the ADS Offering have been filed with the SEC. When available, the final prospectus supplement for the ADS Offering will be filed with the SEC. The ADS Offering is being made only by means of the prospectus supplement and accompanying base prospectus. Investors are advised to read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the ADS Offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Among other things, whether the Notes Offering will be completed and on which terms, as well as the Company’s strategic and operational plans, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company’s integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com